Exhibit 21.1

E-LOAN, Inc.

List of Subsidiaries

Entity	Entity Type	State/Place of Incorporation
E-Loan Auto Fund One, LLC	Limited Liability Company	Delaware
Escrow Closing Services, Inc.	Corporation	Delaware
E-Loan International, Inc.	Corporation	British Virgin Islands